Filed by Warner-Lambert Company
                pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant Rule 14a-12
                               of the Securities Exchange Act of 1934
                                        Commission File No:  001-3608
                             Subject Company:  Warner-Lambert Company


THE FOLLOWING IS A DESCRIPTION OF A PORTION OF A SLIDE PRESENTATION THAT IS BEING DISTRIBUTED TO MEMBERS OF WARNER-LAMBERT MANAGEMENT FOR FUTURE PRESENTATION TO WARNER-LAMBERT COLLEAGUES.

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[Pfizer LOGO]

      [Warner-Lambert LOGO]


                            THE BEST GET BETTER

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[Pfizer LOGO]


                         Warner-Lambert and Pfizer
                            Two Great Companies

                               The New Pfizer
                        Not Just Bigger, But Better

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[Pfizer LOGO] Warner-Lambert Corporate Structure

Sales in over 150 Countries

                           [Warner-Lambert LOGO]


1999 FY             Pharmaceuticals      Consumer        Confectionery

Revenue                  $7.9              $3.0              $2.0
($ Billions)

                             International 39%
                                  U.S. 61%

                            Total $12.9 Billion

Source:  Warner-Lambert

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[Pfizer LOGO]:    Warner-Lambert: The Early Years

[Graphic showing timeline with the following information:]

WARNER
1850s:      Philadelphia Pharmacist William Warner Creates Process to Sugar-
            coat Tablets
1886:       Warner Founds Drug Company Bearing His Name
Early 1900s:Pfeiffer Chemical Company Purchases Warner & Co. and Hudnut
            Company of New York: Combined Companies Called Warner & Co.
1940s:      Warner & Co. Grown to 21 Marketing Branches Around the World
1952:       Warner-Hudnutt Acquires Chilcott Labs
1955:       Warner-Hudnut and Lambert Merge; Headquartered in New York


LAMBERT:
1870s:      Discovery of Original Formula for Antibacterial Listerine
1884:       St. Louis: Jordan Lambert Forms Lambert Pharmaceutical Company
            to Market Listerine Antiseptic
1914:       Listerine Was Introduced to Consumers as an Oral Antiseptic
1945:       Name Changed to Warner-Hudnut and Goes Public
1955:       Warner-Hudnut and Lambert Merge; Headquartered in New York


PARKE-DAVIS:
1866:       Detroit: Henry Parke and George Davis found Parke-Davis & Co. to
            Produce Botanical Medicines
1910:       Parke Davis Builds Original Detroit Facilities
1938:       Parke-Davis Discovers Epilepsy Drug, a Precursor of Dilantin
1949:       Introduces Benadryl Antihistamine
1970:       Warner-Lambert Acquires Parke-Davis and Schick

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[Pfizer LOGO]     Warner-Lambert:  Recent History

AMERICAN CHICLE (Adams)

1869:       Thomas Adams Invents Chewing Gum
1962:       Warner-Lambert Acquires American Chicle

SCHICK
1920s:      Colonel Jacob Schick Invents Original Schick Razor
1970:       Warner-Lambert Acquires Parke-Davis and Schick

WILKINSON SWORD
1770s:      London: Henry Nock Becomes England's Foremost Gun and Bayonet
            Maker
1805:       Business Expands to Sword Making
1877:       Business Expands to Manufacture Straight Razors
1993:       Warner-Lambert Acquires Wilkinson Sword

WARNER-LAMBERT
1955:       Warner-Hudnut and Lambert Merge; Headquartered in New York
1956:       Warner-Lambert Relocates to Morris Plains, New Jersey
1962:       Warner-Lambert Acquires American Chicle
1964:       Acquisition of Halls Medicated Confectionery Brand
1970:       Warner-Lambert Acquires Parke-Davis and Schick
1993:       Investment of 34% Stake in French Pharmaceutical Company
            Jouveinal
1993:       Acquires Wilkinson Sword
1995:       Divestiture of Veterinary Business to Upjohn
1995:       Acquisition of Glaxo-Wellcome Stake in Warner-Wellcome
1996:       Lipitor Licensing Agreement with Pfizer
1996:       Joint Ventures With Sankyo Corporation for Copromotion of Rezulin
            and Accupril
1996:       Divestiture of Warner-Chilcott Generics Division
1997:       Acquisition of Remaining Stake of Jouveinal
1998:       Acquire Gene/Networks (Genomics Company)
1999:       Acquisition of Agouron Pharmaceutical
2000 and Beyond.....

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[Pfizer LOGO] Warner-Lambert Pharmaceutical Product Portfolio

[Pie graph illustrating the following:]
Sales by Therapeutic Categories and Key Products

OB/GYN:                  3%
Loestrin
Estrotep

DIABETES:                8%
Rezulin

HIV/AIDS:                8%
Viracept

CNS:                    15%
Neurontin
Dilantin

CARDIOVASCULAR:         54%
Lipitor
Accupril

OTHER:                  12%

                                 1999 Sales
                                $7.9 Billion
                                    +30%

US KEY PRODUCT SALES RANKINGS
WITHIN THERAPEUTIC CATEGORIES:


PRODUCT                 1999 RANK               GROWTH
Lipitor                 #1                      (+63%)
Neurontin               #1                      (+63%)
Rezulin                 #1                      (+22%)
Viracept                #1                      (+12%)
Accupril                #3                      (+11%)
Dilantin                #3                      (-8%)

Source:  Warner-Lambert

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 [Pfizer LOGO] Warner-Lambert Consumer Products

1999 Revenues ($ Millions)

OTC HEALTHCARE
$2,001

Digestive Health
      -Rolaids
      -Zantac 75

Herbal Supplements
      -Quanterra

Oral Care
      -Efferdent
      -Listerine

First Aid
      -Neosporin
      -Caladryl

Respriratory
      -Sudafed
      -Sinutab
      -Halls

Skin Care
      -Lubriderm
      -Benadryl

Women's Health
      -EPT
      -Anusol
      -Tucks

SHAVING
$792

Schick Products
      -Personal Tack
      -Silk Effects
      -Tracer
      -Tracer FX
      -Protector
      -Slim Twin

AQUARIUM PRODUCTS
$203

Tetra
   -Tetra Second Nature
   -Tetra Pond
   -Tetra Press
   -Tetra Terra
     Fauna
                                 1999 Sales
                                $3.0 Billion
                                 10% Growth

Source:  Warner-Lambert

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[Pfizer LOGO] Warner-Lambert Confectionery Products

[PHOTO]

4 Products Rank 1st or 2nd in Their Market Categories

                                 1999 Sales
                                $3.0 Billion
                                 10% Growth

Source:  Warner-Lambert

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[Pfizer LOGO] Agouron: A World Class Biotechnology Firm

     o      Acquired by Warner-Lambert in 1999

     o      Leading Firm in Protein Structure-Based Drug Design

     o      Discovered and Sell Viracept, Number 1 Protease Inhibitor

     o      11 Pipeline Drugs in Antivirals/Oncology

     o      Vast Drug Library Exceeding 400,000 compounds

     o      700 Employees in R&D

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[Pfizer LOGO] Current Warner-Lambert Infrastructure

43,967 WORLDWIDE EMPLOYEES
     o      20,702 Pharmaceutical
     o      7,811 Consumer
     o      13,749 Confectionery
     o      1,705 Corporate
     o      16,000 Domestic
     o      27,000 International

FACILITIES
     o      Headquarters:
            o     Morris Plains, New Jersey (Corporate, Parke-Davis,
                  Confectionery)
            o     La Jolla, California (Agouron Pharmaceuticals)
            o     Milford, Connecticut (Schick Shaving Products)
     o      62 Production Plants in 30 Countries
     o      13 R&D Facilities:
            o     4 Main Sites in US (New Jersey, Michigan, and California)
            o Principal International Sites: France, Japan, United Kingdom, Germany, Brazil and Mexico
     o      12 Main Distribution Sites in United States (Pennsylvania &
            Illinois)

Source:  Warner-Lambert

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[Pfizer LOGO] Pfizer Corporate Structure

Sales in Over 150 Countries

                               [Pfizer LOGO]


1999 FY             Pharmaceuticals      Consumer        Animal Health
Revenues                 $14.3             $0.6              $1.3


                             International 39%
                                  U.S. 61%

                            Total $16.2 Billion

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[Pfizer LOGO] Pfizer Pharmaceutical Product Portfolio

[Pie graph illustrating the following:]

Sales by Therapeutic Categories and Key Products

CNS:  16%
Zoloft
Aricept

ARTHRITIS/ANTI-INFLAMMATORY: 4%
Celebrex

ALLERGY:           4%
Zyrtec

UROGENITAL:        7%
Viagra

ANTI-INFECTIVES:  20%
Zithromax
Difulcan

CARDIOVASCULAR:   43%
Norvasc
Lipitor

OTHER:             6%

                                 1999 Sales
                               $14.3 Billion
                                    +22%

US KEY PRODUCT SALES RANKINGS
WITHIN THERAPEUTIC CATEGORIES:


PRODUCT                 1999 RANK
Norvasc                 #1
Zithromax               #1
Aricept                 #1
Viagra                  #1
Celebrex                #1
Lipitor                 #1
Difulcan VC             #1
Zoloft                  #2
Glucotrol XL            #2
Zyrtec                  #2
Cardura BPH             #2

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[Pfizer LOGO]  1999 PPG "Billion Dollar Products"

7 "Billion Dollar" Products

Norvasc
Lipitor
Zoloft
Zithromax
Difulcan
Celebrex
Viagra

Source:  IMS International, Pfizer Analysis

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[Pfizer LOGO]  Pfizer Consumer Healthcare

1999 Revenues ($ Millions)

     o      Desitin
     o      Ben-Gay
     o      Visine
     o      Cortizone
     o      Unisom
     o      RID
     o      Plax
     o      Barbasol

                                 1999 Sales
                                $561 Million
                                 7% Growth

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[Pfizer LOGO] Animal Health

1999 Revenues ($ Millions)

     o      RespiSure
     o      Revolution
     o      Rimadyl
     o      Anipryl
     o      Dectomax
     o      Zeniquin

                                 1999 Sales
                                $1.3 Billion
                                 2% Growth

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[Pfizer LOGO]

                         Warner-Lambert and Pfizer:
                            Two Great Companies

                              The New Pfizer:
                        Not Just Bigger, But Better

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[Pfizer LOGO] The New Pfizer

(1999 Pro Forma, $ Billions)

                               [Pfizer LOGO]


 Pharmaceuticals   Consumer Products   Animal Health     Confectionery
      $20.7              $3.6               $1.3             $2.0


                             International 40%
                                  U.S. 60%

                            TOTAL $27.7 Billion

Source:  Pfizer and Warner-Lambert

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[Pfizer LOGO] Clear and Obvious Benefits

      o      $32 Billion in 2000E Revenues
      o      Broad, Young Portfolio
             (2000E: 8 "Billion Dollar Products)
      o      $1.6 Billion in Annual Cost Savings by 2002


                               ANNUAL AVERAGE
                             NET INCOME GROWTH
                                (2000-2002)
                                    25%

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[Pfizer LOGO] 1999 Diluted EPS Growth*

(% Change)

[Bar graph illustrating the following:]


AHP              (1)
GLX              5
ABT              10
SBH              12
JNJ              14
PNU              14
MRK              14
BMY              15
LLY              18
SGP              20
PFE              30
WLA              35

*Excluding Unusual Items

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[Pfizer LOGO] Not Just Bigger, But Better

Fastest Growing Pharmaceutical Companies
      o      1999 Sales Up 22%
      o      #1 in US
      o      Strong Patent Protection

Powerful Product Synergies
      o      Breadth of CV, CNS and Anti-Infective Products
      o      15 Products > $500 Million

Enhanced Global Reach
      o      Top Five Positions in Most Markets
      o      Largest, Most Admired Field Force

Complimentary, High Quality R&D Organizations
      o      >$4.0 Billion R&D Spend
      o      Six Major State-of-the-Art Research Campuses
      o      Agouron, World-Class Biotechnology Firm

Similar Corporate Cultures
      o      Team-Based
      o      Performance-Driven
      o      Innovative

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[Pfizer LOGO]  Significant Operational Synergies


Lipitor              o      Exploit Worldwide Strengths
Opportunities               o      Japan
                            o      Lipitor-Norvasc Combination
Sales &              o      Enhanced Field Force Productivity / Shared Best
Marketing                   Practices
Research &           o      Depth, Breadth, and Scope of Therapeutic Areas /
Development                 Leverage New Technologies

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[Pfizer LOGO]  Industry-Leading U.S. New Prescription Growth

1999, Pro Forma

[Bar graph illustrating the following:]


New Pfizer                          + 22%
Merck                               + 13%
AstraZeneca                         + 11%
PNU/Monsanto                        +  8%
Glaxo/SKB                           +  7%
Johnson & Johnson                   +  5%
Novartis                            +  1%
- 3%                                Aventis
- 6%                                BMS
- 6%                                Lilly

Source: IMS, Scott-Levin, Includes Pro Forma Top 10 Pharmaceutical Companies Worldwide Based on Sales

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[Pfizer LOGO]     Three Most Successful Launches in Pharmaceutical Industry
                  History

       Most Successful Product Launched Each Year Since 1997


1997 Lipitor              1998 Viagra               1999 Celebex
[graph depicting revenue  [graph depicting revenue  [graph depicting revenue
in months post-launch]    in months post-launch]    in months post-launch]

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[Pfizer LOGO]     U.S. 1999 Product Sales Rankings Within Therapeutic
                  Category


PRODUCT                          RANK
NORVASC                           #1
ARICEPT                           #1
DIFLUCAN (VC)                     #1
VIAGRA                            #1
CELEBREX                          #1
ZITHROMAX                         #1                    Ten #1
LIPITOR                           #1                   Products
VIRACEPT                          #1
REZULIN                           #1
NEURONTIN                         #1
CARDURA (BPH)                     #2
ZOLOFT                            #2
GLUCOTROL XL                      #2
ZYRTEC                            #2
ACCUPRIL                          #3
DILANTIN                          #3
LOESTRIN                          #8

Source:  IMS

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[Pfizer LOGO]     Top 20 Products by Worldwide Sales

1999 ($Millions)

PRODUCT            SALES             PRODUCT           SALES
Losec              $5,896            Renitec           $1,899
Zocor              $3,995            Augmentin         $1,817
LIPITOR            $3,789            Epogen            $1,782
NORVASC            $3,039            Cipro             $1,615
Prozac             $2,961            Erypo             $1,606
Ogastro            $2,305            Pravachol         $1,601
Paxil              $2,120            CELEBREX          $1,433
ZOLOFT             $2,036            Risperdal         $1,399
Claritin           $1,963            Glucophage        $1,386
Zyprexa            $1,895            ZITHROMAX         $1,338

                              More Products in Top 20 Than Any Other
                              Company
Source:  IMS Health

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[Pfizer LOGO]     Rising to Top of Worldwide Sales Rankings

Pro Forma - Rx Only Co-Promote Share, Preliminary Results

                1990                                1999
1      Merck                         1    NEW PFIZER
2      BMS                           2    Glaxo/SKB
3      Glaxo Wellcome                3    Merck
4      SKB                           4    AstraZeneca
5      Ciba-Geigy                    5    BMS
6      American Home Products        6    Novartis
7      Hoechst                       7    Aventis
8      J&J                           8    J&J
9      Lilly                         9    Lilly
10     Bayer                         10   PNU/Monsanto
11     Roche                         11   American Home Products
12     Sandoz                        12   Roche
13     Rhone-Poulenc                 13   Schering-Plough
14     PFIZER                        14   Abbott

Source:  IMS MIDAS: 4Q 1999 Preliminary
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

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[Pfizer LOGO]     Expanded Current Product Portfolio



                                       [Pfizer LOGO]  [Warner-Lambert
                                                      LOGO]
CNS               Depression/Anxiety         X
                  Alzheimer's                X
                  Epilepsy                                    X
Cardiovascular    ACE                                         X
                  CCB                        X                X
                  Cholesterol Lowering                        X
Anti-             Macrolide                  X
Infective /
Antiviral
                  Antifungal                 X
                  HIV                                         X
Diabetes                                     X                X
Women's Health    Menopause                                   X
                  Contraception                               X
                  Vaginal Candidiasis        X
Respiratory       Allergy                    X
Other             Arthritis                  X
                  Analgesic                                   X
                  Erectile Dysfunction       X
                  BPH                        X


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[Pfizer LOGO]     Unbeatable Platform:  R&D


COMPANY                             1999E TOTAL R&D SPENDING
                                    ($ BILLIONS)
New Pfizer                          4.1
Glaxo/SmithKline                    3.6
Aventis                             2.9
PFIZER                              2.8
AstraZeneca                         2.8
Johnson & Johnson                   2.5
Novartis                            2.5
Roche                               2.3
Merck                               2.1
Bristol-Myers Squibb                1.8
Eli Lilly                           1.8
American Home Products              1.7
Pharmacia & Upjohn                  1.3
WARNER-LAMBERT                      1.3
Schering-Plough                     1.2

                              $4.7 Billion Estimated for 2000

Source:  Analysts' Consensus

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[Pfizer LOGO]     Unbeatable Platform:  Therapeutic Categories

Products in Development

CARDIOVASCULAR    Avasimibe**        HIV            Remune**
                  Accupril - New                    VFend*
                  Indications**                     Zithromax - MAC
                                                    Treatment*
                  Norvasc - New                     AG-1549**
                  Indications*                      AG 1776**
                                                    AG-1029**
                  VEGF**
                  CI-1031 -
                  Anticoagulant**

CHOLESTEROL       Norvasc*-Lipitor** RHINOVIRUS     AG-7088**
LOWERING          Combo*
                  CI-1027**

DIABETES          Zenarestat**       ONCOLOGY       Prinomastat
                                                    (MMPI)**
                                                    Losoxantrone**
                  Inhaled insulin*                  Celebrex - FAP*
                  CP-368,296*                       CP-358,774*
                                                    CI-994**
                                                    CI-1042**
                                                    CI-1006**

CNS               Relpax*            WOMEN'S        Darifenacin*
                                     HEALTH
                  Zeldox*                           Lasofoxifene*

                  Neurontin**                       Viagra*
                  Pagoclone**                       femhrt**
                  Pregabalin**                      Estrostep**
                  CP-101,606*
                  UK-279,276*
                  CI-1032-Combo**
                  CI-1017**
Pfizer*
Warner-Lambert**

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[Pfizer LOGO]     Similar Culture, Similar Values

[Pfizer LOGO]  [Warner-Lambert LOGO]

                  Teamwork    Performance
                        Innovation

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[Pfizer LOGO]     Recent Accolades


           [Pfizer LOGO]                  [Warner-Lambert LOGO]

Forbes "Company of the Year"        Financial Times "42nd Among Largest
                                    500 Global Companies"

Fortune "America's Most Admired     Business Week "12th Among the
Pharmaceutical Company"             Standard and Poor's 500 Index in
                                    Financial Success"

Industry Week "100 Best Managed     Forbes "Platinum 400 List for Best
Companies"                          Performing Companies"

Working Mother "100 Best Companies  Money "Top Pick to Deliver Consistent for
Working Mothers"                    Earnings for the Next Five Years"

Council of State Governments        Barron's "31st of Top 500 Companies"
"Corporate Citizen Award"

Council on Economic Priorities
"Corporate Conscience Award"

Former Surgeon General E. Koop's    Working Mother "100 Best Companies
"National Health Award"             for Working Mothers"

Association of Worksite Health
Promotion "Excellence Award"

Scott-Levin "Highest Quality Image
Sales Force" Five Years in a Row

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[Pfizer LOGO]     PPG Major Challenge

o     Achieve and Sustain #1 Position
o     Maintain Product-by-Product, Market-by-Market, Customer-by-Customer
      Focus


$ 6 Billion
[Warner-Lambert LOGO]
                        $24 Billion             $30 Billion
                        [Pfizer LOGO]           [Pfizer LOGO]
$12 Billion
[Pfizer LOGO]
1998                    2000 Budget             2002E

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The Best Get Better


[Pfizer LOGO]                       [Warner-Lambert LOGO]
[PHOTO]                             [PHOTO]

                            Merger Will Create a
                         Pharmaceutical Powerhouse

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                                * * * * * *



These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert jointly prepared and filed amendments to the joint proxy statement/prospectus with the Securities and Exchange Commission on February 22 and March 9, 2000. The joint proxy statement/prospectus was declared effective by the SEC on March 9, 2000. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (973) 385-4593.

Warner-Lambert and certain other persons will be soliciting proxies from Warner- Lambert shareholders in favor of the merger. Information concerning the participants in the solicitation is included in the filing under Rule 425 made by Warner-Lambert with the SEC on February 9, 2000.